

September 23, 2014

Via E-mail
John T. McDonald
Chief Executive Officer
Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, TX 78701

> **Re: Upland Software, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 4, 2014**
> **File No. 333-198574**

Dear Mr. McDonald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Six Months Ended June 30, 2013 and 2014

Research and Development, page 58

1.   We note your response to prior comment 5 and have the following comment. While you indicate that the amendment reduced the amount of minimum fees to be paid in the future periods, please clarify whether the level of future services to be provided was also reduced. Tell us whether the amendment also reduced the service fee to be charged for future services. In this regard, tell us why you believe the payment should be expensed while the agreement remains in effect. Describe how future service level or payments are determined and explain why the amount of software development services will fluctuate

proportionately to your revenue. Indicate the percentage or value used to determine the amount of software development services to be provided. In addition, consider disclosing the significant terms of this agreement within your commitment footnote 7 on page F-26.

Management

Non-Employee Directors, page 96

2.   For Messrs. Courter and Favaron, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions

Technology Services Agreement, page 112

3.   You disclose that you "issued 11,000,000 shares of common stock to DevFactory at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100." Further, you state in your response that the company "issued 11,000,000 shares of the Company's common stock as consideration for the requested amendments."   Please explain how you determined the amount of consideration exchanged to obtain the amendments. Indicate whether the value of consideration equates to the reduction in minimum fees. Provide the minimum fees both before and after the amendment.

Exhibit 10.37

4.   We note that you did not file Schedule A to the exhibit. Please refile the exhibit in its entirety to include the schedule. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Matthew Crispino for

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
Brian K. Beard, Esq.
Wilson Sonsini Goodrich & Rosati